FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

July 28, 2017

Commission File Number 001-16125

Advanced Semiconductor Engineering, Inc.
( Exact name of Registrant as specified in its charter)

26 Chin Third Road Nantze Export Processing Zone Kaoshiung, Taiwan Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Not applicable

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ADVANCED SEMICONDUCTOR ENGINEERING, INC.

Date: July 28, 2017	By:	/s/ Joseph Tung
	Name:	Joseph Tung
	Title:	Chief Financial Officer

Advanced Semiconductor Engineering, Inc.

FOR IMMEDIATE RELEASE

IR Contact:

Iris Wu, Manager irissh_wu@aseglobal.com Tel: +886.2.6636.5678 http://www.aseglobal.com	Grace Teng, Manager grace_teng@aseglobal.com Tel: +886.2.6636.5678

ADVANCED SEMICONDUCTOR ENGINEERING, INC. REPORTS UNAUDITED CONSOLIDATED FINANCIAL RESULTS FOR THE SECOND QUARTER OF 2017

Taipei, Taiwan, R.O.C., July 28, 2017 – Advanced Semiconductor Engineering, Inc. (TAIEX: 2311, NYSE: ASX) (“We”, “ASE”, or the “Company”), among the world’s leading companies in semiconductor packaging and testing, today reported unaudited net revenues1 of NT$66,026 million for the second quarter of 2017 (2Q17), up by 5% year-over-year and down by 1% sequentially. Net income attributable to shareholders of the parent for the quarter totaled NT$7,847 million, up from a net income attributable to shareholders of the parent of NT$4,302 million in 2Q16 and up from a net income attributable to shareholders of the parent of NT$2,559 million in 1Q17. Basic earnings per share for the quarter were NT$0.97 (or US$0.160 per ADS), compared to basic earnings per share of NT$0.56 for 2Q16 and NT$0.33 for 1Q17. Diluted earnings per share for the quarter were NT$0.89 (or US$0.148 per ADS), compared to diluted earnings per share of NT$0.47 for 2Q16 and NT$0.29 for 1Q17.

RESULTS OF OPERATIONS

2Q17 Results Highlights – Consolidated

●	Net revenue contribution from packaging operations, testing operations, EMS operations, substrates sold to third parties and others, each represented approximately 46%, 10%, 43%, 1% and 0%, respectively, of total net revenues for the quarter.

●	Cost of revenue was NT$53,910 million for the quarter, down from NT$54,576 million in 1Q17.

-	Raw material cost totaled NT$30,855 million for the quarter, representing 47% of total net revenues.

-	Labor cost totaled NT$8,871 million for the quarter, representing 13% of total net revenues.

-	Depreciation, amortization and rental expenses totaled NT$6,805 million for the quarter.

●	Gross margin increased 0.3 percentage points to 18.3% in 2Q17 from 18.0% in 1Q17.

●	Operating margin were both 7.9% in 2Q17 and 1Q17.

●	In terms of non-operating items:

-	Net interest expense was NT$365 million.

-	Net foreign exchange loss of NT$201 million was primarily attributable to the appreciation of the U.S. dollar against the NT dollar.

1 All financial information presented in this press release is unaudited, consolidated and prepared in accordance with Taiwan-IFRS (International Financial Reporting Standards as endorsed for use in the R.O.C.). Such financial information is generated internally by us and has not been subjected to the same review and scrutiny, including internal auditing procedures and audit by our independent auditors, to which we subject our audited consolidated financial statements, and may vary materially from the audited consolidated financial information for the same period. Any evaluation of the financial information presented in this press release should also take into account our published audited consolidated financial statements and the notes to those statements. In addition, the financial information presented is not necessarily indicative of our results of operations for any future period.

-	Gain on valuation of financial assets and liabilities was NT$800 million.

-	Net gain on equity-method investments was NT$253 million, including NT$356 million of the share of gain from our investment in Siliconware Precision Industries Co., Ltd.(“SPIL”).

-	Other net non-operating income of NT$5,684 million were primarily attributable to gain on disposal of subsidiary. Total non-operating income for the quarter was NT$6,171 million.

●	Income before tax was NT$11,390 million for 2Q17, compared to NT$3,845 million in 1Q17. We recorded income tax expenses of NT$3,207 million for the quarter, compared to NT$886 million in 1Q17.

●	In 2Q17, net income attributable to shareholders of the parent was NT$7,847 million, compared to net income attributable to shareholders of the parent of NT$4,302 million in 2Q16 and net income attributable to shareholders of the parent of NT$2,559 million in 1Q17.

●	Our total number of shares outstanding at the end of the quarter was 8,380,478,101, including treasury stock owned by our subsidiaries. Our 2Q17 basic earnings per share of NT$0.97 (or US$0.160 per ADS) were based on 8,114,881,837 weighted average number of shares outstanding in 2Q17. Our 2Q17 diluted earnings per share of NT$0.89 (or US$0.148 per ADS) were based on 8,604,623,206 weighted average number of shares outstanding in 2Q17.

2Q17 Results Highlights – IC ATM2

●	Cost of revenues was NT$30,021 million for the quarter, up by 2% sequentially.

-	Raw material cost totaled NT$9,148 million for the quarter, representing 23% of total net revenues.

-	Labor cost totaled NT$7,764 million for the quarter, representing 20% of total net revenues.

-	Depreciation, amortization and rental expenses totaled NT$6,382 million for the quarter.

●	Gross margin increased 0.1 percentage points to 23.1% in 2Q17 from 23.0% in 1Q17.

●	Operating margin was 10.5% in 2Q17 compared to 10.4% in 1Q17.

2Q17 Results Highlights – EMS

●	Cost of revenues for the quarter was NT$25,127 million, down by 4% sequentially.

-	Raw material cost totaled NT$21,739 million for the quarter, representing 77% of total net revenues.

-	Labor cost totaled NT$1,097 million for the quarter, representing 4% of total net revenues.

-	Depreciation, amortization and rental expenses totaled NT$437 million for the quarter.

●	Gross margin increased to 11.1% in 2Q17 from 10.6% in 1Q17.

●	Operating margin decreased to 4.0% in 2Q17 from 4.2% in 1Q17.

LIQUIdiTY AND CAPITAL RESOURCES

●	Capital expenditures in 2Q17 totaled US$213 million, of which US$161 million were used in packaging operations, US$47 million in testing operations, US$4 million in EMS operations and US$1 million in interconnect materials operations.

●	As of June 30, 2017, total unused credit lines amounted to NT$175,681 million.

2 ATM stands for Semiconductor Assembly, Testing and Material.

●	Current ratio was 1.30 and net debt to equity ratio was 0.24 as of June 30, 2017.

●	Total number of employees was 66,996 as of June 30, 2017, compared to 66,164 as of March 31, 2017.

Business Review

Packaging Operations3

●	Gross margin for our packaging operations during the quarter was 20.6%, down by 0.1 percentage points from 1Q17.

●	Capital expenditures for our packaging operations amounted to US$161 million for the quarter, of which US$78 million were used in purchases of wafer bumping and flip chip packaging equipment, and US$83 million were used in purchase of common equipment, SiP equipment and wirebond packaging equipment.

Testing Operations

●	Depreciation, amortization and rental expense associated with our testing operations amounted to NT$1,673 million during the quarter, down from NT$1,759 million in 1Q17.

●	Gross margin for our testing operations amounted to 34.2% during the quarter, up by 0.8 percentage points from 1Q17.

●	Capital expenditures for our testing operations amounted to US$47 million during the quarter.

EMS Operations

●	Gross margin for our EMS operations amounted to 11.1% during the quarter, up by 0.5 percentage points from 1Q17.

●	Capital expenditures for our EMS operations amounted to US$4 million during the quarter.

Substrate Operations

●	PBGA substrate manufactured by ASE amounted to NT$2,144 million for the quarter, up by NT$54 million, or by 3% from 1Q17. Of the total output of NT$2,144 million, NT$928 million was from sales to external customers.

●	Gross margin for substrate operations was 14.4% for the quarter, up by 2.4 percentage points from 1Q17.

●	In 2Q17, our internal substrate manufacturing operations supplied 27% (by value) of our total substrate requirements.

Customers

IC ATM consolidated Basis

●	Our five largest customers together accounted for approximately 32% of our total net revenues in 2Q17, compared to 31% in 1Q17. No customer accounted for more than 10% of our total net revenues in 2Q17.

●	Our top 10 customers contributed 47% of our total net revenues for the quarter and in 1Q17.

●	Our customers that are integrated device manufacturers, or IDMs, accounted for 36% of our total net revenues for the quarter and in 1Q17.

EMS Basis

●	Our five largest customers together accounted for approximately 79% of our total net revenues in 2Q17, compared to 81% in 1Q17. One customer accounted for more than 10% of our total net revenues in 2Q17.

3 IC packaging services include module assembly services.

●	Our top 10 customers contributed 89% of our total net revenues during the quarter, compared to 90% in 1Q17.

outlook

Based on our current business outlook and exchange rate assumptions, management projects overall performance for the third quarter of 2017 to be as follows:

●	IC ATM 3Q17 business should be a notch or two lower than 3Q16 levels;

●	IC ATM 3Q17 margin should be similar to 2Q16 levels;

●	EMS 3Q17 business should be similar to the average of 3Q16 and 4Q16 levels;

●	EMS 3Q17 gross margin should be similar to the average of 1Q16 and 2Q16 levels.

About ASE, Inc.

ASE is among the world’s leading companies in semiconductor packaging and testing sector, including front-end engineering testing, wafer probing and final testing services. With advanced technological capabilities and a global presence spanning Taiwan, China, Korea, Japan, Singapore, Malaysia and the United States, ASE, Inc. has established a reputation for reliable, high quality products and services. For more information, please visit our website at http://www.aseglobal.com.

Safe Harbor Notice

This press release contains "forward-looking statements" within the meaning of Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended. Although these forward-looking statements, which may include statements regarding our future results of operations, financial condition or business prospects, are based on our own information and information from other sources we believe to be reliable, you should not place undue reliance on these forward-looking statements, which apply only as of the date of this press release. The words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “plan” and similar expressions, as they relate to us, are intended to identify these forward-looking statements in this press release. Our actual results of operations, financial condition or business prospects may differ materially from those expressed or implied in these forward-looking statements for a variety of reasons, including risks associated with cyclicality and market conditions in the semiconductor or electronic industry; changes in our regulatory environment, including our ability to comply with new or stricter environmental regulations and to resolve environmental liabilities; demand for the outsourced semiconductor packaging, testing and electronic manufacturing services we offer and for such outsourced services generally; the highly competitive semiconductor or manufacturing industry we are involved in; our ability to introduce new technologies in order to remain competitive; international business activities; our business strategy; our future expansion plans and capital expenditures; the uncertainties as to whether we can complete the share exchange contemplated by a joint share exchange agreement between Siliconware Precision Industries Co., Ltd. and us; the strained relationship between the Republic of China and the People’s Republic of China; general economic and political conditions; the recent global economic crisis; possible disruptions in commercial activities caused by natural or human-induced disasters; fluctuations in foreign currency exchange rates; and other factors. For a discussion of these risks and other factors, please see the documents we file from time to time with the Securities and Exchange Commission, including our 2016 Annual Report on Form 20-F filed on April 21, 2017.

Supplemental Financial Information

IC ATM Consolidated Operations

Amounts in NT$ Millions	2Q/17	1Q/17	2Q/16
Net Revenues	39,048	38,385	38,504
Revenues by Application
Communication	48%	50%	52%
Computer	11%	11%	12%
Automotive, Consumer & Others	41%	39%	36%

Packaging Operations

Amounts in NT$ Millions	2Q/17	1Q/17	2Q/16
Net Revenues	31,718	31,061	31,180
Revenues by Packaging Type
Bumping, Flip Chip, WLP & SiP	31%	31%	31%
IC Wirebonding	58%	58%	61%
Discrete and Others	11%	11%	8%
Capacity
CapEx (US$ Millions)*	161	120	136
Number of Wirebonders	16,118	15,963	15,920

Testing Operations

Amounts in NT$ Millions	2Q/17	1Q/17	2Q/16
Net Revenues	6,350	6,365	6,502
Revenues by Testing Type
Final test	83%	81%	77%
Wafer sort	14%	15%	20%
Engineering test	3%	4%	3%
Capacity
CapEx (US$ Millions)*	47	31	107
Number of Testers	3,796	3,782	3,629

EMS Operations

Amounts in NT$ Millions	2Q/17	1Q/17	2Q/16
Net Revenues	28,248	29,363	24,886
Revenues by End Application
Communication	48%	49%	46%
Computer	17%	15%	20%
Consumer	20%	22%	18%
Industrial	8%	7%	8%
Automotive	6%	6%	7%
Others	1%	1%	1%
Capacity
CapEx (US$ Millions)*	4	3	4

* Capital expenditure excludes building construction costs.

Advanced Semiconductor Engineering, Inc.

Summary of Consolidated Statement of Comprehensive Income Data

(In NT$ millions, except per share data)

(Unaudited)

	For the three months ended			For the six months ended
	Jun. 30 2017	Mar. 31 2017	Jun. 30 2016	Jun. 30 2017	Jun. 30 2016
Net revenues:
Packaging	30,494	29,806	30,178	60,300	58,214
Testing	6,350	6,365	6,503	12,715	12,498
Direct Material	928	892	759	1,820	1,651
EMS	28,210	29,355	24,845	57,565	49,594
Others	44	133	316	177	3,015
Total net revenues	66,026	66,551	62,601	132,577	124,972

Cost of revenues[4]	(53,910)	(54,576)	(50,347)	(108,486)	(101,270)
Gross profit	12,116	11,975	12,254	24,091	23,702

Operating expenses:
Research and development	(2,952)	(2,763)	(2,745)	(5,715)	(5,353)
Selling, general and administrative[4]	(3,945)	(3,987)	(3,620)	(7,932)	(7,255)
Total operating expenses	(6,897)	(6,750)	(6,365)	(13,647)	(12,608)
Operating income	5,219	5,225	5,889	10,444	11,094

Net non-operating (expenses) income:
Interest expense - net	(365)	(435)	(532)	(800)	(1,059)
Foreign exchange gain (loss)	(201)	2,891	(238)	2,690	643
Gain (loss) on valuation of financial assets and liabilities	800	(3,964)	858	(3,164)	498
Gain (loss) on equity-method investments[4,5]	253	(171)	541	82	645
Others	5,684	299	(438)	5,983	(367)
Total non-operating income (expenses)	6,171	(1,380)	191	4,791	360
Income before tax	11,390	3,845	6,080	15,235	11,454

Income tax expense	(3,207)	(886)	(1,523)	(4,093)	(2,841)
Income from continuing operations and before non-controlling interest	8,183	2,959	4,557	11,142	8,613
Non-controlling interest	(336)	(400)	(255)	(736)	(429)

Net income attributable to shareholders of the parent	7,847	2,559	4,302	10,406	8,184

Per share data:
Earnings (losses) per share
– Basic	NT$0.97	NT$0.33	NT$0.56	NT$1.32	NT$1.07
– Diluted	NT$0.89	NT$0.29	NT$0.47	NT$1.22	NT$0.87

Earnings (losses) per equivalent ADS
– Basic	US$0.160	US$0.053	US$0.087	US$0.214	US$0.163
– Diluted	US$0.148	US$0.047	US$0.072	US$0.199	US$0.132

Number of weighted average shares used in diluted EPS calculation (in thousands)	8,604,623	7,931,315	8,238,396	8,121,989	8,272,966

Exchange rate (NT$ per US$1)	30.18	31.20	32.40	30.69	32.74

4 As of June 30, 2017, we have completed the identification of the difference between the cost of the investment and our share of the net fair value of subsidiary and associates’ identifiable assets and liabilities. Accordingly, we retrospectively adjusted the provisional amounts recognized at the acquisition dates in May , July and November 2016, respectively.

5 As of September 30, 2016, we have completed the identification of the difference between the cost of the investment and our share of the net fair value of SPIL’s identifiable assets and liabilities. Accordingly, we retrospectively adjusted the provisional amounts recognized at the acquisition dates in September 2015, March and April 2016, respectively.

Advanced Semiconductor Engineering, Inc.

Summary of Consolidated Statement of Comprehensive Income Data – IC ATM

(In NT$ millions, except per share data)

(Unaudited)

	For the three months ended			For the six months ended
	Jun. 30 2017	Mar. 31 2017	Jun. 30 2016	Jun. 30 2017	Jun. 30 2016
Net revenues:
Packaging	31,718	31,061	31,180	62,779	59,777
Testing	6,350	6,365	6,502	12,715	12,497
Direct Material	960	935	801	1,895	1,732
Others	20	24	21	44	41
Total net revenues	39,048	38,385	38,504	77,433	74,047

Cost of revenues	(30,021)	(29,552)	(28,945)	(59,573)	(56,656)
Gross profit	9,027	8,833	9,559	17,860	17,391

Operating expenses:
Research and development	(2,113)	(2,000)	(2,021)	(4,113)	(3,943)
Selling, general and administrative	(2,812)	(2,850)	(2,623)	(5,662)	(5,311)
Total operating expenses	(4,925)	(4,850)	(4,644)	(9,775)	(9,254)
Operating income	4,102	3,983	4,915	8,085	8,137

Net non-operating (expenses) income:
Interest expense - net	(443)	(498)	(576)	(941)	(1,180)
Foreign exchange gain (loss)	(162)	2,868	(306)	2,706	528
Gain (loss) on valuation of financial assets and liabilities	522	(4,072)	828	(3,550)	567
Gain (loss) on equity-method investments[4,5]	5,410	601	1,144	6,011	2,293
Others	33	325	(397)	358	(273)
Total non-operating income (expenses)	5,360	(776)	693	4,584	1,935
Income before tax	9,462	3,207	5,608	12,669	10,072

Income tax expense	(1,541)	(570)	(1,266)	(2,111)	(1,795)
Income from continuing operations and before non-controlling interest	7,921	2,637	4,342	10,558	8,277
Non-controlling interest	(74)	(78)	(40)	(152)	(93)

Net income attributable to shareholders of the parent	7,847	2,559	4,302	10,406	8,184

Advanced Semiconductor Engineering, Inc.

Summary of Consolidated Statement of Comprehensive Income Data – EMS

(In NT$ millions, except per share data)

(Unaudited)

	For the three months ended			For the six months ended
	Jun. 30 2017	Mar. 31 2017	Jun. 30 2016	Jun. 30 2017	Jun. 30 2016
Net revenues:
Total net revenues	28,248	29,363	24,886	57,611	49,674

Cost of revenues	(25,127)	(26,249)	(22,326)	(51,376)	(45,107)
Gross profit	3,121	3,114	2,560	6,235	4,567

Operating expenses:
Research and development	(859)	(780)	(742)	(1,639)	(1,452)
Selling, general and administrative	(1,126)	(1,101)	(996)	(2,227)	(1,916)
Total operating expenses	(1,985)	(1,881)	(1,738)	(3,866)	(3,368)
Operating income	1,136	1,233	822	2,369	1,199

Net non-operating (expenses) income:
Total non-operating income	366	217	190	583	268
Income before tax	1,502	1,450	1,012	2,952	1,467

Income tax expense	(284)	(303)	(205)	(587)	(286)
Income from continuing operations and before non-controlling interest	1,218	1,147	807	2,365	1,181
Non-controlling interest	(289)	(313)	(204)	(602)	(312)

Net income attributable to shareholders of the parent	929	834	603	1,763	869

Advanced Semiconductor Engineering, Inc.

Summary of Consolidated Balance Sheet Data

(In NT$ millions)

(Unaudited)

As of Jun. 30, 2017		As of Mar. 31, 2017

Current assets:
Cash and cash equivalents	43,891	42,474
Financial assets – current	4,138	3,720
Notes and accounts receivable	46,156	43,728
Inventories	42,818	42,616
Others	10,001	3,835
Total current assets	147,004	136,373

Financial assets – non current & Investments – equity method	50,878	52,183
Property plant and equipment	140,378	140,072
Intangible assets	11,885	11,907
Prepaid lease payments	2,065	2,081
Others	4,413	4,901
Total assets	356,623	347,517

Current liabilities:
Short-term borrowings	14,209	13,400
Current portion of bonds payable	15,236	15,179
Current portion of long-term borrowings & capital lease obligations	7,454	7,218
Notes and accounts payable	32,471	30,621
Others	43,765	32,173
Total current liabilities	113,135	98,591

Bonds payable	25,845	28,476
Long-term borrowings & capital lease obligations	28,823	33,639
Other liabilities	9,757	10,053
Total liabilities	177,560	170,759
Shareholders of the parent	166,838	164,840

Non-controlling interest	12,225	11,918
Total liabilities & shareholders’ equity	356,623	347,517

Current Ratio	1.30	1.38
Net Debt to Equity	0.24	0.29